FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 5 February 2003

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

Traffic and Capacity Statistics January 2003	5 February 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:	5 February 2003
Sarah Billington Manager Shareholder Services

TRAFFIC AND CAPACITY STATISTICS - January 2003

Summary of the headline figures

In January 2003, overall load factor improved by 0.9 points to 63.4 per cent. Passenger capacity, measured in Available Seat Kilometres, was 2.8 per cent below January 2002 and traffic, measured in Revenue Passenger Kilometres, was lower by 1.8 per cent. This resulted in a passenger load factor improvement of 0.6 points versus last year, to 69.2 per cent. The fall in traffic comprised a 7.6 per cent reduction in premium traffic and a 0.8 per cent decrease in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, increased by 0.5 per cent.

 Market conditions

The economic and political environment continues to be challenging.

 Strategic Developments

British Airways announced its shorthaul summer 2003 schedule which includes new routes from London Gatwick and Manchester airports and increased services on profitable routes to Europe.

At Gatwick, a new service will start to Krakow in Poland three times a week and services to Athens will be reinstated with six flights a week. There will be extra daily flights to Italian destinations including Rome, Genoa, Venice and Verona and an extra weekly service to Naples. An additional weekly flight will operate to Pristina in Kosovo.

At Heathrow, there will be an additional daily service to Brussels and Copenhagen, three extra weekly flights to Helsinki and two extra weekly flights to Larnaca in Cyprus. Services to Belgrade will move from Gatwick to Heathrow where there will be four flights each week. At Manchester, there will be three new services with daily flights to Bologna, Pisa and Vienna and extra daily frequencies to Geneva, Glasgow, Hanover and Rome and an additional weekly service to Lyon. Services to Gothenburg will be suspended.

The airline began wearer trials of a new uniform for customer contact staff.

British Airways submitted its detailed response to the CAA as part of the consultation process on airport charges. It said an increase in airport charges of 6.5 per cent above inflation at Heathrow from April 2003 - 2008 means airlines are being asked to pay £300m in advance for airport services which they and their passengers won’t benefit from for many years. The submission also said the increase in charges was based on an unreasonably high cost of capital at 7.75 per cent compared with BAA’s historic cost of capital of below 7 per cent. Other UK utility regulators use a cost of capital of 6-6.5 per cent. Financial analysts’ cost of capital estimates are in the range of 6-7 per cent.

ends

February 5, 2003 008/CW/03

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS
		Month of January				Financial year to date
						April through January
			Change				Change
SCHEDULED SERVICES	2003	2002	(%)		2002/3	2001/2	(%)

Passengers carried (000)
UK/Europe	1848	1794	+3.0		22597	23271	-2.9
Americas	521	504	+3.3		5658	5613	+0.8
Asia Pacific	128	159	-19.7		1318	1478	-10.8
Africa and Middle East	247	236	+4.6		2147	2322	-7.5
Total	2743	2693	+1.9		31720	32684	-2.9

Revenue passenger km (m)
UK/Europe	1415	1376	+2.8		17761	18704	-5.0
Americas	3552	3495	+1.6		38155	38374	-0.6
Asia Pacific	1331	1656	-19.6		13473	14896	-9.6
Africa and Middle East	1695	1615	+5.0		14512	15715	-7.7
Total	7993	8142	-1.8		83901	87689	-4.3

Available seat km (m)
UK/Europe	2550	2575	-1.0		26361	29824	-11.6
Americas	5091	4997	+1.9		51846	53340	-2.8
Asia Pacific	1725	2149	-19.7		17353	20485	-15.3
Africa and Middle East	2180	2153	+1.2		20515	22317	-8.1
Total	11545	11875	-2.8		116076	125966	-7.9

Passenger load factor (%)
UK/Europe	55.5	53.4	+2.1	pts	67.4	62.7	+4.7	pts
Americas	69.8	69.9	-0.1	pts	73.6	71.9	+1.7	pts
Asia Pacific	77.2	77.1	+0.1	pts	77.6	72.7	+4.9	pts
Africa and Middle East	77.8	75.0	+2.8	pts	70.7	70.4	+0.3	pts
Total	69.2	68.6	+0.6	pts	72.3	69.6	+2.7	pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)	310	308	+0.5		3528	3334	+5.8
Total RTK	1120	1133	-1.2		11922	12114	-1.6
Available tonne km (m)	1766	1813	-2.6		17832	19129	-6.8

Overall load factor (%)	63.4	62.5	+0.9	pts	66.9	63.3	+3.6	pts

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company’s ‘Future Size and Shape’ programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company’s forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company’s SEC filings, including, without limitation the Company’s Report on Form 20-F for the year ended March 2002.

Investor Relations

Waterside (HCB3)

PO Box 365

Harmondsworth

UB7 OGB

Tel: +44 (0) 20 8738 6947

Fax: +44(0) 20 8738 9602